(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 18, 2026

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Kenta Kon, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565) 28-2121

Name of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03) 3817-7111

Name of Contact Person:	Saori Hashimoto, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, etc. to report the approval of resolutions at the 122nd Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 17, 2026

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution:	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)

It was proposed that the following 6 persons be elected as Members of the Board of Directors (excluding Members of the Board of Directors who are Audit & Supervisory Committee Members):

Akio Toyoda, Kenta Kon, Hiroki Nakajima, Yoichi Miyazaki, Shigeaki Okamoto and Kumi Fujisawa.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution
Akio Toyoda	108,247,656	3,281,400	340,575	112,792,857	95.97	Approved
Kenta Kon	109,938,271	1,590,512	340,575	112,792,584	97.46	Approved
Hiroki Nakajima	109,914,705	1,952,581	2,069	112,792,581	97.44	Approved
Yoichi Miyazaki	108,808,460	3,058,688	2,069	112,792,443	96.46	Approved
Shigeaki Okamoto	111,316,658	550,646	2,069	112,792,599	98.69	Approved
Kumi Fujisawa	111,599,209	268,023	2,069	112,792,527	98.94	Approved

Note:	1.

“Number of affirmative votes,” “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of Proposed Resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of affirmative votes, negative votes or abstentions:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed by TMC as being cast as affirmative votes or negative votes with respect to the Proposed Resolution by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve or disapprove the Proposed Resolution. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to the Proposed Resolution were not counted towards the number of affirmative votes, negative votes or abstentions.